Contact

www.linkedin.com/in/jimboyte
(LinkedIn)

Top Skills

Team Building
Program Management
Software Development

Languages

Objective-C (Full Professional)
Java (Full Professional)
C# (Full Professional)

Certifications

CompTIA Security+ ce Certification

Patents

Roof mounted sound horns for
vehicles

Jim Boyte

Helping schools and companies implement the best safety systems
available.
Carthage, North Carolina, United States

Summary

Picture this: You're standing in the cafeteria and hear an alarm. You
know there is a threat, but you don't know what it is or where it is. As
you navigate toward an exit, you have no way of knowing if you're
moving away from danger or right in its path.

Now, imagine if you had all of those answers in seconds with
personalized guidance getting you to safety. Active Defender can
give everyone those answers, empowering them to make the right
decisions at the right time.

As you improve the crisis communication, your staff has confidence
they are making the right safety decisions during emergencies.

You not only reduce risk, you also provide peace of mind!

An alert sound and a text message is NOT sufficient.

You are empowering your campus with a live emergency map. Get
them connected and give them the right information to make the right
decisions, and you've given confidence and peace of mind.

We believe everyone should be connected to good information, so
they can make good decisions, when time matters most.

Jim

―――――

Experience

Active-Defender.com
Chief Executive Officer
January 2019 - Present (4 years 6 months)
North Carolina

Helping schools evaluate and find the best safety solutions for their staff.

Good News Community Church
Bi-Vocational Pastor
January 2003 - Present (20 years 6 months)
Carthage, NC

The Bible teaching about pastoral responsibility explains that the pastoral staff is, "for the equipping of the saints for the work for service, to the building up of the body of Christ" (Ephesians 4:12).

www.GoodNewsCommunityChurch.com

PAR Government
ATAK Software Engineer
April 2016 - January 2019 (2 years 10 months)
Special Operations Mission Planning and Execution, Fort Bragg

Building specialized plugins for ATAK and some work on the core.

- Built mounted vector intercept algorithm.
- Built complete offline mounted navigation system with modified dijkstra algorithm and vector maps.
- Built navigation plugin with the implementation of SpatiaLite db.
- Built 3D sandbox application that will interface with TAK.
- Built a proof of concept to convert point clouds to mesh in real time.
- Added Doghouses to the core of ATAK for flying routes.
- Built a Doghouse extras plugin to allow pilots to customize the Doghouses.
- Built a proof of concept to stream video from a mobile device to a wearable.
- Built a handrails plugin for realtime navigation of a route.

I am always searching for solutions to allow technology to be harnessed to help others!

Top Source Technologies Inc.
Engineer
1995 - 1998 (3 years)

Worked as an audio engineer, primarily on the Jeep/Truck platform. One of the highlights of my work was to find solutions during emergency situations so that the sirens of first responders could be heard while still maintaining a quiet ride. This was a significant safety enhancement.

Installer Institute
Owner/Founder

1989 - 1994 (5 years)

Worked with major manufactures to developed a curriculum for training installers in the mobile electronics industry. The business grew from the garage in Raleigh North Carolina to having two large campuses, one in FL and the other in CA. (Acquired by Metra Electronics)

Education

North Carolina State University
Bachelor's Degree in Mathematics, Mathematics and Computer Science · (2014 - 2016)

North Carolina State University
Mathematics, Mathematics · (1984 - 1986)